Exhibit (a)(1)(iii)

        SUPPLEMENT TO OFFER TO PURCHASE DATED JUNE 2, 2006
MANUGISTICS GROUP, INC.
Offer to Purchase for Cash
Any and All of Its Outstanding
5% Convertible Subordinated Notes due 2007
 (CUSIP Nos. 565011 AB9 and 565011 AA1)
(ISIN Nos. US565011 AB97 and US565011 AA15)

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JULY 5, 2006, UNLESS EXTENDED OR EARLIER TERMINATED (SUCH TIME AND DATE, AS THE SAME MAY BE EXTENDED, THE "EXPIRATION DATE").

        Manugistics Group, Inc., a Delaware corporation (referred to as "we," "us," "our" or the "Company"), hereby amends and supplements its offer to purchase for cash any and all of its outstanding 5% Convertible Subordinated Notes due 2007 (the "Notes") upon the terms and conditions set forth in the Offer to Purchase, dated June 2, 2006 (as amended and supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal") (which, together with the Offer to Purchase, this supplement (the "Supplement") to the Offer to Purchase, dated June 27, 2006, and any other amendments or supplements to the Offer to Purchase or the Letter of Transmittal, collectively constitute the "Offer"). Except as set forth in this Supplement, the terms and conditions previously set forth in the Offer to Purchase, including information incorporated by reference therein, remain applicable in all respects to the Offer, and this Supplement should be read in connection therewith. Capitalized terms not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

        The Offer to Purchase is hereby revised as follows:

1.     Cover Page

        The cover page and introductory language within the Offer to Purchase are hereby amended as follows:

        (a)   The words "9:00 a.m." within the first sentence on the cover page of the Offer to Purchase are hereby replaced with the words "5:00 p.m."

        (b)   The words "INCLUDING THE FINANCING CONDITION (AS DEFINED HEREIN)" within the second sentence of the third paragraph on the cover page of the Offer to Purchase are hereby deleted in their entirety.

        (c)   The second sentence within the eighth paragraph on the cover page of the Offer to Purchase is hereby amended and restated in its entirety as follows:

        "Upon the Closing of the Merger and as a result of the New Bank Financing (as defined herein), all of the assets of the Company, JDA and their domestic subsidiaries will secure the indebtedness of the Company and JDA under the New Bank Facility."

        (d)   The first paragraph on page i of the Offer to Purchase is hereby amended and restated in its entirety as follows:

        "The Company's obligation to accept for payment, and to pay for, Notes validly tendered is conditioned upon, among other things, the completion of the Merger. In connection with the Merger, (i) JDA and the Company are expected to enter into a credit facility (the "New Bank Facility") with a group of banks and other lenders providing for approximately $175 million aggregate principal amount of term loans to JDA and the Company and an approximately $50 million revolving credit facility to JDA, which will be guaranteed by all of JDA's and the Company's domestic subsidiaries and secured by a lien on substantially all of the assets of the Company, JDA and their domestic subsidiaries; and (ii) JDA is expected to receive approximately $50 million in cash as a result of a private equity financing of JDA (the "Equity Financing"). Upon consummation of the Merger, the Company will use a portion of the net proceeds of the New Bank Facility and the Company's available cash to fund the Offer and related fees and expenses."

        (e)   The third paragraph on page i of the Offer to Purchase is hereby amended and restated in its entirety as follows:

        "Notwithstanding any other provision of the Offer, the Company's obligation to accept for payment, and to pay for, Notes validly tendered and not validly withdrawn pursuant to the Offer is conditioned upon: (a) the consummation of the Merger; (b)(1) the termination of (A) that certain Loan and Security Agreement dated April 12, 2002 by and among the Company, Manugistics, Inc. and Silicon Valley Bank, as the same has been amended, modified and supplemented from time to time, (B) that certain Loan Agreement dated January 14, 2003 by and among the Company, Manugistics, Inc., Manugistics Atlanta, Inc. and Silicon Valley Bank, as the same has been amended, modified and supplemented from time to time and (C) that certain Loan and Security Agreement dated March 31, 2004 by and among the Company, Manugistics, Inc. and Silicon Valley Bank, as the same has been amended, modified and supplemented from time to time (collectively, the "Existing Credit Agreements") or (2) the receipt of appropriate waivers from the lenders under the Existing Credit Agreements to enable the Company to consummate the Offer (collectively, the "Existing Credit Agreements Condition"); and (c) satisfaction of the General Conditions (as defined herein). See "Conditions to the Offer." Subject to applicable securities laws and the terms set forth in the Offer to Purchase and the Letter of Transmittal, the Company reserves the right to (x) waive any and all conditions to the Offer (which waiver must be made prior to the Expiration Date), (y) extend or terminate the Offer or (z) amend the Offer in any respect."

        (f)    If a material change occurs in the information contained or incorporated by reference in the Offer to Purchase or the Letter of Transmittal, we will promptly disseminate disclosure of the change in a manner reasonably calculated to inform Holders of the change. Documents and reports filed by us with the Commission pursuant to the Exchange Act after the commencement of the Offer shall not be incorporated by reference into the Offer to Purchase or this Supplement. The third paragraph of the section of the Offer to Purchase titled "Incorporation of Certain Documents by Reference" on pages iii-iv of the Offer to Purchase is hereby deleted.

        (g)   The words "(including the Financing Condition)" within the fourth sentence of the section of the Offer to Purchase titled "Statement Regarding Forward-Looking Disclosure" on page iv of the Offer to Purchase are hereby deleted in their entirety.

2.     Summary

        The section of the Offer to Purchase titled "Summary" is hereby amended as follows:

        (a)   The words "9:00 a.m." next to the caption "Expiration Date" on page 1 of the Offer to Purchase are hereby replaced with the words "5:00 p.m."

        (b)   The paragraph next to the caption "The Related Transactions" on page 1 of the Offer to Purchase is amended and restated in its entirety as follows:

        "The Offer is being made in connection with and conditioned upon, among other things, the Merger, which will also involve the following concurrent transactions:

  •
  The establishment by JDA and the Company, as co-borrowers, of the New Bank Facility with a group of banks and other lenders providing for approximately $175 million aggregate principal amount of terms loans to JDA and the Company and an approximately $50 million revolving credit facility to JDA, which will be guaranteed by all of JDA's and the Company's domestic subsidiaries and secured by a lien on substantially all of the assets of the Company, JDA and their domestic subsidiaries upon the closing of the Merger; and

  •
  The Equity Financing of JDA for an amount of approximately $50 million.

        Upon consummation of the Merger, the Company will use a portion of the net proceeds of the New Bank Facility and the Company's available cash to fund the Offer and related fees and expenses."

        (c)   The first paragraph next to the caption "Conditions to the Offer" on page 2 of the Offer to Purchase is amended and restated in its entirety as follows:

        "The Offer is conditioned on consummation of the Merger, satisfaction of the Existing Credit Agreements Condition and satisfaction of the General Conditions."

        (d)   The paragraph next to the caption "Withdrawal of the Notes" on page 2 of the Offer to Purchase is amended and restated in its entirety as follows:

        "Notes validly tendered pursuant to the Offer may be validly withdrawn at any time on or before the Expiration Date by following the procedures described herein and in the Letter of Transmittal. Any Notes tendered on or before the Expiration Date that are not validly withdrawn on or before the Expiration Date or as otherwise provided in this Offer to Purchase may not be withdrawn thereafter. However, Holders who have validly tendered their Notes pursuant to the Offer may withdraw their Notes if the Company has not accepted such Notes for payment by July 28, 2006. Tendered Notes may also be withdrawn if the Offer is terminated without any Notes being purchased thereunder. See "Withdrawal of Tenders; Absence of Appraisal Rights.""

        (e)   The sentence next to the caption "Source of Funds" on page 3 of the Offer to Purchase is amended and restated in its entirety as follows:

        "Funds from the New Bank Facility and the Company's available cash will be used to pay the Offer Consideration for the Notes validly tendered and not validly withdrawn in the Offer."

        (f)    The caption "Certain U.S. Federal Income Tax Considerations" and the sentence next to the caption "Certain U.S. Federal Income Tax Considerations" on page 3 of the Offer to Purchase is amended and restated in its entirety as follows:

"Material U.S. Federal Income Tax Considerations	For a discussion of material U.S. Federal income tax considerations of the Offer applicable to Holders of the Notes, see "Material U.S. Federal Income Tax Considerations."

3.     Summary Historical Consolidated Financial Data

        The Offer to Purchase is hereby amended by inserting the following disclosure on page 5 of the Offer to Purchase immediately before the section titled "The Merger and Related Transactions":

        "The following table sets forth the Company's summary historical consolidated financial data for the years ended February 28, 2006 and February 28, 2005. This financial data has been derived from, and should be read in conjunction with, the Company's audited consolidated financial statements and the related notes filed as part of the Company's Annual Report on Form 10-K for the year ended February 28, 2006.

	Year Ended February 28,
	2006	2005
	(Dollars in thousands, except per share amounts)
Current assets	$190,384	$186,527
Non-current assets	222,927	253,753
Current liabilities	69,611	80,994
Non-current liabilities	189,777	194,540
Gross revenue	176,192	193,106
Costs of revenue	87,522	109,109

Loss from operations	(10,064)	(47,232)
Net loss	(12,243)	(55,271)
Basic and diluted operating loss per common share	(0.12)	(0.58)
Basic and diluted net loss per common share	(0.15)	(0.67)
Book value per share	1.83	1.96
Shares used in computing basis and diluted operating and net loss per common share	82,417	81,913
Ratio of earnings to fixed charges	(0.36)	(3.61)

        The following table sets forth JDA's summary historical consolidated financial data for the years ended December 31, 2005 and December 31, 2004 and the three-month periods ended March 31, 2006 and March 31, 2005 and JDA's financial position at March 31, 2006. This financial data has been derived from, and should be read in conjunction with, JDA's audited consolidated financial statements and the related notes filed as part of JDA's Annual Report on Form 10-K for the year ended December 31, 2005 and the unaudited consolidated financial statements and the related notes filed as part of JDA's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006. Financial data for the three-month periods ended March 31, 2006 and March 31, 2005 are unaudited and, in the opinion of JDA's management, include all adjustments necessary for a fair presentation of the data. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year.

	Three Months Ended		Years Ended
	March 31, 2006	March 31, 2005	December 31, 2005	December 31, 2004
	(Dollars in thousands, except per share amounts)
Total Revenues	$47,853	$50,251	$215,823	$216,874
Cost of Revenues	21,311	21,502	86,226	86,725

Gross Profit	26,542	28,749	129,597	130,149
Operating Expense	26,832	29,015	127,732	133,923

Operating Income (Loss)	(290)	(266)	1,865	(3,744)
Other Income (Expense)	930	516	2,637	3,330

Income Before Income Tax (Provision) Benefit	640	250	4,502	(444)

Income taxes (Provision) Benefit	(153)	453	2,458	2,453

Net Income	487	703	6,960	2,009

Basic Earnings Per Share	$0.02	$0.02	$0.24	$0.07
Diluted Earnings Per Share	0.02	0.02	0.24	0.07

At March 31, 2006
(unaudited) (Dollars in thousands, except per share amounts)
Financial Position:
Total Assets	$334,631
Current liabilities	$50,903
Shareholders' equity	$283,728
Total Intangible Assets, net	$101,290
Book value per common share	$9.73
Book value per common share excluding Intangible Assets	$6.25

4.     The Merger and Related Transactions

        The third paragraph within the section of the Offer to Purchase titled "The Merger and Related Transactions" is hereby amended and restated in its entirety as follows:

        "The Offer is conditioned upon, among other things, completion of the Merger. In addition, contemporaneously with the Merger, JDA and the Company are expected to enter into the New Bank Facility as co-borrowers and JDA is expected to consummate the Equity Financing, which along with the New Bank Facility and the Company's available cash, will provide funds to, among other things, fund the Merger, the Offer, the Change in Control Offer, if any, and related fees and expenses.

        Consummation of the Merger is subject to the satisfaction or waiver of the following conditions:

  •
  the proposal to adopt the Merger Agreement is approved by the requisite stockholder vote at a special meeting of our stockholders;

  •
  the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or the "HSR Act," and any other approval or waiting period under any other applicable competition, merger control, antitrust or similar law or regulation that is required to complete the Merger has been obtained or terminated or has expired;

  •
  the representations and warranties of the parties to the Merger Agreement are true and correct in all material respects, in each case as of the date of the Merger Agreement and as of the closing date of the Merger;

  •
  each of the parties to the Merger Agreement shall have performed in all material respects the covenants and obligations required to be performed by such party under the Merger Agreement at or prior to the closing of the Merger;

  •
  the parties to the Merger Agreement shall have obtained all authorizations, qualifications and orders of all governmental entities required to consummate the Merger;

  •
  there shall be no pending claim, suit, action, or proceeding brought or threatened by any governmental entity that:

  •
  challenges or seeks to restrain, prohibit or otherwise interfere with the ownership or operation by JDA or any of JDA's subsidiaries of all or any portion of the business or assets of the Company or its subsidiaries, or to require JDA or any of its subsidiaries to dispose of or hold separate any portion of the business or assets of the Company or its subsidiaries or of JDA or its subsidiaries; or

    •
    seeks to impose limitations on the ability of JDA or any of its subsidiaries to exercise full rights of ownership of any shares of the Company's stock or stock of the resulting corporation in the Merger, including full voting rights; or

    •
    seeks to require JDA or any if its subsidiaries to divest themselves of any such stock of the Company or the resulting corporation; or

    •
    challenges or seeks to restrain or prohibit or otherwise prevent or interfere with the Merger; or

    •
    seeks to obtain from the JDA or Merger Sub any damages or other relief that are material or significant to JDA and Merger Sub, taken as a whole.

  •
  the Company shall not have suffered a material adverse effect since the date of the Merger Agreement; and

  •
  JDA shall have obtained financing of at least $275 million pursuant to debt financing from a group of banks and a private placement of its securities to a private equity firm and its affiliates."

5.     Description of the New Bank Facility and the Equity Financing

        The section of the Offer to Purchase titled "Description of the New Bank Facility and the Equity Financing" is hereby amended and restated in its entirety as follows:

        "Contemporaneously with the Merger, JDA and the Company, as co-borrowers, intend to enter into the New Bank Facility with a group of banks and other lenders providing for term loans of $175 million to JDA and the Company and a revolving credit facility of approximately $50 million to JDA, all of which are conditioned upon the consummation of the Merger. The term loan will mature seven years after the closing date of the Merger, and the revolving credit facility will mature six years after the closing date of the Merger. The interest rate for the term loan of the New Bank Facility, at the option of the co-borrowers, is expected to be based on either LIBOR or prime plus a margin to be determined, and the interest rate for the revolving credit facility, at the option of the co-borrowers, will be based on either LIBOR or prime plus a margin based on JDA's leverage ratio. In addition, the indebtedness of JDA and the Company under the New Bank Facility will be guaranteed by all of JDA's and the Company's domestic subsidiaries after the Merger, and will be secured by substantially all of the assets of the Company, JDA and their domestic subsidiaries after the Merger. The New Bank Facility is conditioned upon, among other things, the negotiation and execution of credits agreements, security agreements and guarantees, no material adverse effect having occurred to the business and other aspects of the Company or JDA, and the accuracy and completeness of the representations and information provided by the Company and JDA to the group of banks. Consummation of the New Bank Facility is a condition to the consummation of the Merger. There are no plans to refinance or repay the New Bank Facility, other than in accordance with the terms of the New Bank Facility. The Company has no alternate plans for financing the Offer Consideration if the Company and JDA are unable to enter into the New Bank Facility contemporaneously with the Merger.

        JDA has entered into a Preferred Stock Purchase Agreement and Registration Rights Agreement, dated April 23, 2006, with a private equity firm, pursuant to which JDA expects to receive approximately $50 million in private equity financing upon the consummation of the Merger (the "Equity Financing"). The Equity Financing is subject to certain conditions, including the consummation of the Merger, the accuracy and completeness of the representations and warranties provided by JDA, and no material adverse change occurring to the Company. Consummation of the Equity Financing is a condition to the consummation of the Merger.

        The total amount required to purchase all of the Notes pursuant to the Offer is approximately $177,084,375 (assuming interest accruing through and including July 5, 2006). See also "Conditions of the Offer" for additional information. Upon consummation of the Merger, the Company will use a portion of the net proceeds of the New Bank Facility and the Company's available cash to fund the Offer and related fees and expenses."

6.     Purpose of the Offer

        The last paragraph of the section of the Offer to Purchase titled "Purpose of the Offer" is hereby amended and restated in its entirety as follows:

        "Whether or not the Offer is consummated, the Company or its affiliates may, from time to time, acquire Notes (but not for at least ten business days after the expiration or termination of the Offer, as the case may be, other than pursuant to the Offer) through the Change in Control Offer, open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as they may determine, which may be more or less than the prices to be paid pursuant to the Offer and could be for cash or other consideration."

7.     The Offer

        The third paragraph of the section of the Offer to Purchase titled "The Offer" is hereby amended and restated in its entirety as follows:

        "Tender of Notes pursuant to the Offer may be validly withdrawn at any time on or before the Expiration Date by following the procedures described herein. Any Notes tendered on or before the Expiration Date that are not validly withdrawn on or before the Expiration Date may not be withdrawn thereafter. However, Holders who have validly tendered their Notes pursuant to the Offer may withdraw their Notes if the Company has not accepted such Notes for payment by July 28, 2006. A Holder who validly withdraws previously tendered Notes will not receive the Offer Consideration, unless such Notes are retendered on or before the Expiration Date (in which case the Holder will receive the Offer Consideration)."

8.     Expiration Date; Extension; Amendment; Termination

        The words "9:00 a.m." within the first paragraph of the section of the Offer to Purchase titled "Expiration Date; Extension; Amendment; Termination" are hereby replaced with the words "5:00 p.m."

9.     Acceptance of Notes for Purchase; Payment for Notes

        The seventh paragraph of the section of the Offer to Purchase titled "Acceptance of Notes for Purchase; Payment for Notes" is hereby deleted in its entirety.

10.   Procedures for Tendering Notes

        (a)   The fourth paragraph of the section of the Offer to Purchase titled "Procedures for Tendering Notes—Other Matters" is hereby amended and restated in its entirety as follows:

        "All questions as to the form of all documents and the validity (including time of receipt) and acceptance of all tenders of Notes will be determined by the Company, in its reasonable discretion. Alternative, conditional or contingent tenders of Notes will not be considered valid. The Company reserves the absolute right, in its reasonable discretion, to reject any or all tenders of Notes that are not in proper form or the acceptance of which, in the Company's opinion, would be unlawful. The

Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Notes."

        (b)   The fifth paragraph of the section of the Offer to Purchase titled "Procedures for Tendering Notes—Other Matters" is hereby deleted in its entirety.

11.   Withdrawal of Tenders; Absence of Appraisal Rights

        (a)   The first paragraph of the section of the Offer to Purchase titled "Withdrawal of Tenders; Absence of Appraisal Rights" is hereby amended and restated in its entirety as follows:

        "Notes tendered on or before the Expiration Date may be validly withdrawn at any time on or before the Expiration Date (by following the procedures set forth below), but not thereafter unless the Offer is terminated without any Notes being purchased thereunder or the Company does not accept validly tendered Notes for payment by July 28, 2006."

        (b)   The third paragraph of the section of the Offer to Purchase titled "Withdrawal of Tenders; Absence of Appraisal Rights" is hereby amended and restated in its entirety as follows:

        "A Holder who validly withdraws previously tendered Notes will not receive the Offer Consideration, unless such Notes are retendered on or before the Expiration Date (in which case the Holder will receive the Offer Consideration). Any Notes validly tendered on or before the Expiration Date may not be withdrawn or revoked after the Expiration Date, unless the Offer is terminated without any Notes being purchased thereunder or the Company does not accept validly tendered Notes for payment by July 28, 2006."

12.   Conditions of the Offer

        The section of the Offer to Purchase titled "Conditions of the Offer" is hereby amended and restated in its entirety as follows:

        "Notwithstanding any other provision of the Offer, the Company will not be required to accept for purchase, or to pay for, Notes tendered pursuant to the Offer and may terminate, extend or amend the Offer and (subject to Rule 13e-4(f)(5) under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer) may postpone the acceptance for purchase of, and payment for, Notes so tendered if, on or before the Expiration Date, any of the following shall not have occurred or the occurrence thereof shall not have been waived: (i) the consummation of the Merger; (ii) satisfaction of the Existing Credit Agreements Condition; and (iii) satisfaction of the General Conditions (as defined herein). The Company will not be required to pay the Offer Consideration in connection with the Offer unless it has accepted the validly tendered Notes for purchase pursuant to the Offer.

        Subject to applicable securities laws and the terms set forth in the Offer to Purchase and the Letter of Transmittal, the Company reserves the right (i) to waive any and all conditions to the Offer (which waiver must be made prior to the Expiration Date), (ii) to extend or to terminate the Offer, or (iii) otherwise to amend the Offer in any respect.

        For purposes of the foregoing provision, all the "General Conditions" shall be deemed to be satisfied on the Expiration Date, unless any of the following conditions shall occur on or after the date of the Offer to Purchase and on or before the Expiration Date:

          i.      There shall have been instituted or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Offer, that is, or is reasonably likely to be, in the reasonable judgment of the Company, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company, its subsidiaries or affiliates or which would, in the reasonable judgment of the Company, prohibit, prevent, restrict or delay consummation of the Offer;

          ii.     There shall have occurred or be reasonably likely to occur any development or event that would, in the reasonable judgment of the Company, (A) materially adversely affect the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company, its subsidiaries or affiliates or (B) prohibit, prevent, restrict or delay consummation of the Offer;

          iii.    An order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in the reasonable judgment of the Company, would prohibit, prevent, restrict or delay consummation of the Offer, or that is, or is reasonably likely to be, materially adverse to the business, operations, properties condition (financial or otherwise), assets, liabilities or prospects of the Company, its subsidiaries or affiliates;

          iv.    The Trustee under the Indenture shall have objected in any respect to or taken any action that, in the Company's reasonable judgment, would prohibit, prevent, restrict or delay consummation of the Offer or shall have taken any action that challenges the validity or effectiveness of the procedures used by the Company in the making of the Offer or the acceptance of, or payment for, the Notes; or

          v.     There shall have occurred (a) any general suspension of, or limitation on prices for, trading in the United States securities or financial markets, (b) a material impairment in the trading market for debt securities, (c) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (d) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in the reasonable judgment of the Company, would affect the extension of credit by banks or other lending institutions, (e) a commencement or escalation of war or armed hostilities or other national or international act of terrorism or other calamity directly or indirectly involving the United States, or (f) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof.

        The conditions to the Offer are for the benefit of the Company and may be asserted by the Company in its reasonable discretion regardless of the circumstances giving rise to such conditions or may be waived by the Company, in whole or in part, in its discretion, whether or not any other condition of the Offer also is waived. The Company has not made a decision as to what circumstances would lead it to waive any such condition, and any such waiver would depend on circumstances prevailing at the time of such waiver.

        Although the Company does not have any present plans or arrangements to do so, the Company reserves the right to amend, at any time, the terms of the Offer. The Company will give Holders notice of such amendments as may be required by applicable law."

13.   Change in Control Offer

        The fourth sentence of the section of the Offer to Purchase titled "Change in Control Offer" is hereby deleted in its entirety.

14.   Market and Trading Information

        The table set forth in the section of the Offer to Purchase titled "Market and Trading Information" is amended and restated in its entirety as follows:

	COMPANY COMMONSTOCK
	High	Low
Fiscal year ended February 28, 2007
First Quarter	$2.53	$1.83
Fiscal year ended February 28, 2006
First Quarter	$2.20	$1.38
Second Quarter	$2.38	$1.61
Third Quarter	$2.30	$1.66
Fourth Quarter	$2.14	$1.63
Fiscal year ended February 28, 2005
First Quarter	$7.34	$4.25
Second Quarter	$4.20	$2.21
Third Quarter	$2.88	$2.20
Fourth Quarter	$3.07	$1.80

15.   Certain U.S. Federal Income Tax Considerations

        (a)   The title of the section of the Offer to Purchase titled "Certain U.S. Federal Income Tax Considerations" is hereby amended and restated in its entirety as follows: "Material U.S. Federal Income Tax Considerations". All references in the Offer to Purchase to such section shall be as so-renamed.

        (b)   The first sentence of the first paragraph of the section of the Offer to Purchase titled "Certain U.S. Federal Income Tax Considerations" is hereby amended and restated in its entirety as follows:

        "The following is a summary of material United States federal income tax considerations to beneficial holders of the Notes relating to the Offer."

        (c)   The fourth paragraph of the section of the Offer to Purchase titled "Certain U.S. Federal Income Tax Considerations" is hereby amended and restated in its entirety as follows:

        "THE FOLLOWING SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, HOLDERS OF NOTES ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSIDERATIONS ARISING UNDER THE UNITED STATES FEDERAL, ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY."

        (d)   The fifth paragraph of the section of the Offer to Purchase titled "Certain U.S. Federal Income Tax Considerations" is hereby deleted in its entirety.

16.   References in Offer to Purchase and Letter of Transmittal

        All references in the Offer to Purchase and the Letter of Transmittal to sections of the Offer to Purchase that have been amended by this Supplement shall be deemed to be references to such sections as amended by this Supplement. All provisions within the Letter of Transmittal that correspond to provisions within the Offer to Purchase that have been amended or modified by this Supplement are hereby amended and modified.

17.   Amendment to Schedule TO

        Pursuant to Rule 13e-4 under the Exchange Act, the Company has filed with the Commission Amendment No. 1 to the Schedule TO, of which this Supplement forms a part. Amendment No. 1 to Schedule TO incorporates by reference the terms of this Supplement. The Schedule TO and exhibits thereto can be inspected and copied at the Public Reference Section of the Commission at 100 F Street, N.E., Washington, D.C. 20549. Such materials may also be accessed electronically at the Commission's website located at http://www.sec.gov.

June 27, 2006	Manugistics Group, Inc.